UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No.    1)*

GigaCloud Technology Inc
(Name of Issuer)

Class A Ordinary Shares, par value US$0.05 per share
(Title of Class of Securities)

G38644 103
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐     Rule 13d-1(c)

☒    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G38644 103	SCHEDULE 13G/A	Page 1 of 9

1.	Names of Reporting Persons Lei Wu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 8,176,732
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,176,732
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,176,732
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 19.8%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. G38644 103	SCHEDULE 13G/A	Page 2 of 9

1.	Names of Reporting Persons Shan Lao Hu Tong LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 8,176,732
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,176,732
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,176,732
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 19.8%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G38644 103	SCHEDULE 13G/A	Page 3 of 9

1.	Names of Reporting Persons Ji Xiang Hu Tong Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 8,176,732
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,176,732
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,176,732
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 19.8%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G38644 103	SCHEDULE 13G/A	Page 4 of 9

1.	Names of Reporting Persons TALENT BOOM GROUP LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G38644 103	SCHEDULE 13G/A	Page 5 of 9

Item 1(a).     Name of Issuer:

GigaCloud Technology Inc

Item 1(b).     Address of Issuer’s Principal Executive Offices:

4388 Shirley Avenue, El Monte, CA 91731, U.S.A.

Item 2(a).     Name of Person Filing:

Lei Wu (“Mr. Wu”)
Shan Lao Hu Tong LLC
Ji Xiang Hu Tong Holdings Limited
TALENT BOOM GROUP LIMITED

Item 2(b).     Address or Principal Business Office or, if None, Residence:

Mr. Wu’s principal business office is located at 4388 Shirley Avenue, El Monte, CA 91731, U.S.A.

The registered address of Shan Lao Hu Tong LLC is 651 N. Broad St., Suite 206, Middletown, DE 19709, Delaware, U.S.A.

The registered address of Ji Xiang Hu Tong Holdings Limited and TALENT BOOM GROUP LIMITED is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Item 2(c).     Citizenship:

Lei Wu – Hong Kong
Shan Lao Hu Tong LLC - Delaware
Ji Xiang Hu Tong Holdings Limited – British Virgin Islands
TALENT BOOM GROUP LIMITED - British Virgin Islands

Item 2(d).     Title of Class of Securities:

Class A ordinary shares, par value US$0.05 per share (“Class A Ordinary Shares”).

Item 2(e).     CUSIP Number:

G38644 103.

Item 3.    If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. G38644 103	SCHEDULE 13G/A	Page 6 of 9

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.         Ownership.

(a) to (c)

The ownership information as of September 30, 2024 presented below represents beneficial ownership of the Issuer’s Class A Ordinary Shares, based upon 33,286,162 Class A Ordinary Shares, par value $0.05 per share, issued and outstanding as of June 30, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 6, 2024.

			Number of shares as to which the person has:
Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Lei Wu	8,176,732	19.8%	8,176,732	0	8,176,732	0
Shan Lao Hu Tong LLC	8,176,732	19.8%	8,176,732	0	8,176,732	0
Ji Xiang Hu Tong Holdings Limited	8,176,732	19.8%	8,176,732	0	8,176,732	0

As of September 30, 2024, Mr. Wu’s beneficial ownership included (i) 100,000 Class A ordinary shares, par value of US$0.05 per share, of the Issuer (“Class A Ordinary Shares”) held of record by Ji Xiang Hu Tong Holdings limited, and (ii) 8,076,732 Class B ordinary shares, par value of US$0.05 per share, of the Issuer (“Class B Ordinary Shares”) held of record by Ji Xiang Hu Tong Holdings Limited. Mr. Wu is the sole member and sole manager of a limited liability company, Shan Lao Hu Tong LLC, that is the sole shareholder of Ji Xiang Hu Tong Holdings Limited. As a result of these relationships, Mr. Wu may be deemed to be the beneficial owner of the securities held of record by Ji Xiang Hu Tong Holdings Limited.

The Class B Ordinary Shares are convertible at any time at the option of the holder into an equal number of Class A Ordinary Shares.

Item 5. Ownership of Five Percent or Less of a Class.

As of the date hereof, TALENT BOOM GROUP LIMITED, a company controlled by Mr. Wu, has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. G38644 103	SCHEDULE 13G/A	Page 7 of 9

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

CUSIP No. G38644 103	SCHEDULE 13G/A	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2024

/s/ Lei Wu
Lei Wu

SHAN LAO HU TONG LLC

By: /s/ Lei Wu
Name: Lei Wu
Title: Member

Ji Xiang Hu Tong Holdings Limited

By: /s/ Lei Wu
Name: Lei Wu
Title: Director

TALENT BOOM GROUP LIMITED

By: /s/ Lei Wu
Name: Lei Wu
Title: Director

[Signature Page to Schedule 13G]

CUSIP No. G38644 103	SCHEDULE 13G/A	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement